Mail Stop 4561
via facsimile 011-27-11-403-8854

January 4, 2008

Mr. Eugene van As
Sappi Limited
48 Ameshoff Street
Braamfontein, Johannesburg 2001
Republic of South Africa

      Re: Sappi Limited
              Form 20-F for the year ended October 1, 2006
              Filed December 15, 2006
              Form 6-K filed August 8, 2007
              File No. 1-14872

Dear Mr. van As:

      We have reviewed your response letter dated December 18, 2007 and have the following additional comment. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 26, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 6-K FILED AUGUST 8, 2007

1.   We read in your response to our prior comment 11 that in future quarterly results announcements, you will adjust profit before tax to calculate operating cash flows. While we do not object to this methodology, it is unclear to us why you would use a different methodology in your quarterly cash flow statements than you use in your annual cash flow statements. In this regard, we note that in your annual cash flow statements, you adjust profit <u>after</u> tax to calculate operating cash flows. While we assume that this does not result in a different subtotal for your cash generated by operations, please explain how using a different methodology

in your interim financial statements is consistent with the principle of presenting annual and interim financial statements on the same basis to allow comparability. Please tell us how you will address this comment in future filings.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, or me at 202-551-3226 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant